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CROWN
(registered trademark)

Crown Central Petroleum Corporation
Interim Report

Second Quarter
June 30, 1994

1

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To the Shareholders:

The Company lost $7.3 million ($.74 per share) in the second quarter of 1994, compared to a net loss of $2.3 million ($.23 per share) in the second quarter of 1993. Sales and operating revenues for the second quarter were $453 million compared to revenues of $448 million for the second quarter of 1993.

For the first six months of 1994, the Company had a net income of $1.4 million ($.14 per share) on revenues of $847 million compared to a net loss of $8.0 million ($.81 per share) and revenues of $861 million in the first half of 1993.

Worldwide crude oil prices rose dramatically during the quarter due to growing concern in the marketplace that possible supply problems, in part resulting from world trouble spots, could cause serious disruptions at a time when excess crude capacity utilization is diminishing. Recent figures show world consumption at 68 million barrels per day versus a production capacity of 73 million barrels per day.

Various events led to a domestic crude supply disruption, resulting in West Texas Intermediate at Cushing (WTI), the U.S. benchmark crude, rising from $14.00 per barrel in mid-March to over $20.00 during June, for an increase of 42%. As a result, the differential between WTI and similar quality foreign crude rose from its normal average of $.40 per barrel to the $1.00-$1.40 per barrel level. Price increases in finished products could not be absorbed by the market resulting in margin erosion, dropping the spread from $3.95 per barrel for March to slightly above $2.00 per barrel by the end of the period. This led to Crown's disappointing results for the quarter. Further complicating the picture were record levels of imported product.

The longer term outlook appears more promising as oil markets adjust to higher crude prices, world economies continue to expand, and older, less efficient refineries close.

Refining operations at both the Pasadena and Tyler, Texas plants were routine, optimizing throughputs to attain margins wherever the opportunities existed. During the quarter, the Pasadena refinery began the cut over to the Distributed Control System (DCS) for controlling operations of the crude, coking and distillate hydrotreater units. The conversion proceeded without difficulty and this phase of the operation is now complete.

In marketing, the inability to pass higher product costs through to the pumps caused retail margins to decline by 29% during the second quarter of 1994 compared to the same period last year. However, other marketing results were more favorable. On a comparable unit basis, second quarter retail gallonage increased

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11.3% over the  same period in 1993 and 8.7% for the six month period.
Even with 60 fewer units in the system, total retail volume improved a respectable 6.3% for the quarter, and up 3.5% for the 6 month period. Comparable store merchandise sales reported a quarterly increase of 30% and 21.5% so far for the year. The Frequent Fill-Up promotions, currently featuring garden tools and Little Caesar Pizzas giveaways, are meeting their objectives. Consumer response to Crown pricing, quality and convenience has been encouraging, especially in this highly competitive market sector. These aggressive marketing efforts and creative strategies for promotions of high volume convenience items have had a positive effect on corporate results.

Even though the volatility of the past three years may cause concern, we must keep a sense of perspective about the strong fundamentals of our industry. One thing is certain, the clean and efficient fuel of the future will be gasoline. New cars with reformulated fuel produce 96% less hydrocarbon emissions than 1960 models. For the foreseeable future, petroleum alternatives just aren't able to compete. Ethanol does not provide a satisfactory answer as it contains only two-thirds the energy of gasoline, costs twice as much to produce, and causes increased levels of hydrocarbons and nitrogen oxides. The future is good for the petroleum industry as the basic fuel of our service and industrial economy.

The petroleum business is conducted in the world market and reflects the severe political and economic dislocations of the post cold war era. The challenge to survive and prosper can be met by our ability to adapt and move decisively within the marketplace in these uncertain times.


Respectfully submitted,

Henry A. Rosenberg, Jr.
Henry A. Rosenberg, Jr.
Chairman and Chief Executive Officer

Charles L. Dunlap
Charles L. Dunlap
President and Chief Operating Officer

July 28, 1994

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Crown Central Petroleum Corporation and Subsidiaries
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS


                                                          (Unaudited)
                                          Three Months Ended      Six Months Ended
                                                June 30                June 30
Dollars in thousands,
except amounts per share                     1994      1993         1994      1993
                                           --------  --------     --------  --------
Revenues:
  Sales and operating revenues - Note 1    $453,423  $447,777     $847,009  $861,079
                                           --------  --------     --------  --------
Operating Costs and Expenses:
  Costs and operating expenses - Note 1     434,144   413,978      777,559   800,657
  Selling and administrative expenses        19,125    23,445       41,185    46,030
  Depreciation and amortization              10,438    10,471       21,069    20,770
  Sales of property, plant and equipment        (22)     (248)        (345)     (277)
                                           --------  --------     --------  --------
                                            463,685   447,646      839,468   867,180
                                           --------  --------     --------  --------
Operating (Loss) Income                     (10,262)      131        7,541    (6,101)
Interest and other income                       476       166          869       219
Interest expense                             (1,946)   (1,936)      (3,857)   (3,620)
                                           --------  --------     --------  --------

(Loss) Income Before Income Taxes           (11,732)   (1,639)       4,553    (9,502)

Income Tax (Benefit) Expense                 (4,446)      627        3,179    (1,516)
                                           --------  --------     --------  --------
Net (Loss) Income                           $(7,286) $ (2,266)    $  1,374  $ (7,986)
                                           ========  ========     ========  ========
Net (Loss) Income Per Share                $   (.74         ~)$   (.23)$    .14$   (.81)
                                           ========  ========     ========  ========

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

Crown Central Petroleum Corporation and Subsidiaries
CONSOLIDATED CONDENSED BALANCE SHEETS


                                      (Unaudited)
                                                   June 30   December 31
Dollars in thousands                                1994          1993
                                                 ---------    ----------
Assets

Current Assets:
  Cash and cash equivalents                       $ 43,354     $ 52,021
  Accounts receivable (net)                         99,474       91,413
  Recoverable income taxes                           4,102
  Inventories - Notes 2 and 3                      127,161       86,811
  Other current assets                               3,702          762
                                                  --------     --------
     Total Current Assets                          277,793      231,007

Property, Plant and Equipment (net)                379,885      382,263

Investments and Deferred Charges                    35,299       42,908
                                                  --------     --------

                                                  $692,977     $656,178
                                                  ========     ========



Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                $150,841     $124,666
  Accrued liabilities                               68,536       50,145
  Income taxes payable                                            3,264
  Current portion of long-term debt                 10,017        1,094
                                                  --------     --------
     Total Current Liabilities                     229,394      179,169

Long-Term Debt                                      57,272       65,579

Deferred Income Taxes                               77,548       81,217

Other Deferred Liabilities                          31,715       31,860

Common Stockholders' Equity                        297,048      298,353
                                                  --------     --------

                                                  $692,977     $656,178
                                                  ========     ========

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NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
Crown Central Petroleum Corporation and Subsidiaries

1. Sales and operating revenues and Costs and operating expenses include all Federal and State Excise Taxes. These taxes totalled
    $104,563 and $198,119 for the three and six months ended June 30, 1994; and $73,397 and $138,286 for the three and six months ended
    June 30, 1993, respectively.

2. The Company values the majority of its inventories of crude oil and refined products at the lower of annual average cost (last-in, first-out) or market. Convenience store inventories are also valued under the LIFO method. The use of LIFO in valuing inventories has a significant impact on the Company's reported working capital. If inventories were valued using current acquisition costs (first-in, first-out) the June 30, 1994 current ratio would increase from 1.21 to 1 on a LIFO cost basis to 1.30 to 1 on a FIFO cost basis. With inventories valued on a LIFO cost basis, working capital is $48,399 whereas on a FIFO cost basis, working capital increases to $72,237 assuming the same effective tax rate as used in computing the value of inventories under the LIFO method.

3. Inventories are presented net of the LIFO allowance of $38,761 and $28,215 at June 30, 1994 and December 31, 1993, respectively.

4. The financial information is compiled from the books of the Company and its subsidiaries without audit, but the Company believes that all adjustments and reclassifications necessary for a fair and comparable presentation of the results of operations for the unaudited periods have been made. Form 10-Q dated June
    30, 1994 will be filed with the Securities and Exchange Commission by August 15, 1994.

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CROWN
(registered trademark)
General Offices
The Blaustein Building
One North Charles Street
P.O. Box 1168
Baltimore, Maryland 21203
(410) 539-7400

Crown Central Petroleum Corporation
Refiners/Marketers of Petroleum Products